                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File No. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 90

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                              Beverly L. O'Toole
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               November 27, 2015
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

CUSIP NO. 38141G 10 4                    13D

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1.       NAMES OF REPORTING PERSONS: Each of the persons identified on
         Appendix A.
------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons/1/                   (a)          [X]
         As to a group consisting of persons other than Covered Persons          (b)          [X]
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3.       SEC USE ONLY
------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS: OO and PF (Applies to each person listed on
         Appendix A.)
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                     [_]
         ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on
         Appendix A.
------------------------------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER: 0
                 -------------------------------------------------------------------------------------
                 8.    SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix
   NUMBER OF           A.)
    SHARES             17,417,360 Voting Shares/2/ held by Covered Persons
 BENEFICIALLY          270 Shared Ownership Shares held by Covered Persons/3/
   OWNED BY            15,404,343 Sixty Day Shares held by Covered Persons/4/
     EACH              2,854,784 Other Shares held by Covered Persons/5/
   REPORTING     -------------------------------------------------------------------------------------
    PERSON       9.    SOLE DISPOSITIVE POWER (See Item 6)
     WITH              As to Voting Shares, less than 1%
                       As to Shared Ownership Shares, Sixty Day Shares and
                       Other Shares, 0
                 -------------------------------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER (See Item 6):
                       As to Voting Shares, 0
                       As to Shared Ownership Shares, less than 0.01%
                       As to Sixty Day Shares and Other Shares, less than 1%.
------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                      35,676,757
------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN               [_]
         SHARES
------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                     8.14%
------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to
         Reporting Entities/1/ that are corporations; OO as to Reporting
         Entities that are trusts
------------------------------------------------------------------------------------------------------

--------
/1/  For a definition of this term, please see Item 2.
/2/  For a definition of this term, please see Item 6.
/3/ "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
/4/ "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
/5/ "Other Shares" include: (i) 221,921 shares of Common Stock held by 14 private charitable foundations established by 14 Covered Persons; (ii) 2,629,485 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 3,378 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A



                                    ITEM 6                                            ITEM 6
           ITEM 1                Citizenship                ITEM 1                 Citizenship
----------------------------   (United States    ----------------------------    (United States
                              unless otherwise                                  unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons       indicated)
----------------------------  ----------------   ----------------------------  ------------------
Paul R. Aaron                                    Valentino D. Carlotti
Fadi Abuali                    Canada/Kuwait     Anthony H. Carpet
Charles F. Adams                                 Michael J. Carr
Nick S. Advani                       UK          Donald J. Casturo
Mark E. Agne                                     Sonjoy Chatterjee                   India
Gregory A. Agran                                 R. Martin Chavez
Raanan A. Agus                                   Alex S. Chi
Dalinc Ariburnu                  UK/Turkey       David Chou                            UK
Philip S. Armstrong                  UK          Gary W. Chropuvka
Aaron M. Arth                                    Thalia Chryssikou                   Greece
Armen A. Avanessians                             Kent A. Clark                     Canada/USA
Dean C. Backer                                   Abby Joseph Cohen
Charles Baillie                                  Alan M. Cohen
Vivek J. Bantwal                                 Darren W. Cohen
Jennifer A. Barbetta                             Stephanie E. Cohen
Steven K. Barg                                   Gary D. Cohn
Thomas J. Barrett III                            Christopher A. Cole
Steven M. Barry                                  Colin Coleman                    South Africa
Stacy Bash-Polley                                Denis P. Coleman III
Gareth W. Bater                      UK          William J. Conley, Jr.
Gerard M. Beatty                                 Kathleen A. Connolly
Jonathan A. Beinner                              Thomas G. Connolly               Ireland/USA
Heather Bellini                                  Karen R. Cook                         UK
Tracey E. Benford                                Edith W. Cooper
Philip R. Berlinski             Belgium/USA      Kenneth W. Coquillette
Frances R. Bermanzohn                            Richard N. Cormack                    UK
Robert A. Berry                      UK          Thomas W. Cornacchia
Avanish R. Bhavsar                               E. Gerald Corrigan
Lloyd C. Blankfein                               James V. Covello
Vivek Bohra                                      Jeffrey R. Currie
Stefan R. Bollinger             Switzerland      Michael D. Daffey                 Australia
Brian W. Bolster                                 John F. Daly
Shane M. Bolton                      UK          John S. Daly                       Ireland
Robert D. Boroujerdi                             Anne Marie B. Darling
Jill A. Borst                                    David H. Dase
William C. Bousquette, Jr.                       Francois-Xavier de Mallmann   France/Switzerland
Sally A. Boyle                       UK          Daniel L. Dees
Michael J. Brandmeyer                            Mark F. Dehnert
Jason H. Brauth                                  James Del Favero                  Australia
Clarence K. Brenan                               Massimo Della Ragione               Italy
Anne F. Brennan                                  Sara V. Devereux
Samuel S. Britton                                Olaf Diaz-Pintado                   Spain
Craig W. Broderick                               Joseph P. DiSabato
Torrey J. Browder                                Michele I. Docharty
Steven M. Bunson                                 Thomas M. Dowling
Richard M. Campbell-Breeden          UK          Robert Drake-Brockman                 UK
Philippe L. Camu                  Belgium        Iain N. Drayton                       UK
Tavis Cannell                    UK/Ireland      Donald J. Duet
Thomas J. Carella                                Alessandro Dusi                     Italy



                                    ITEM 6                                           ITEM 6
           ITEM 1                Citizenship                ITEM 1                Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Isabelle Ealet                     France        Andrew M. Gordon
Kenneth M. Eberts III                            Jason A. Gottlieb
David P. Eisman                                  Michael J. Graziano
Charalampos Eliades                Greece        Bradley J. Gross                   UK/USA
James Ellery                         UK          Peter Gross
Kathleen G. Elsesser                             Celeste A. Guth
Edward A. Emerson               Argentina/UK     Anthony Gutman                     UK/USA
James P. Esposito                                Elizabeth M. Hammack
Michael P. Esposito                              Joanne Hannaford                     UK
Antonio F. Esteves                Portugal       Julie A. Harris
Carl Faker                     France/Lebanon    Jan Hatzius                       Germany
Elizabeth C. Fascitelli                          Michael L. Hensch
Douglas L. Feagin                                Edouard Hervey                     France
Stephan J. Feldgoise                             Matthias Hieber                   Austria
Patrick J. Fels                                  Charles P. Himmelberg
Benjamin W. Ferguson                             Martin Hintze                     Germany
Carlos Fernandez-Aller             Spain         Kenneth L. Hirsch
Jonathan H. Fine                   UK/USA        Kenneth W. Hitchner
Wolfgang Fink                     Germany        Todd Hohman
Samuel W. Finkelstein                            Simon N. Holden                      UK
Peter E. Finn                                    Dane E. Holmes
David A. Fishman                                 Ning Hong                          China
Elisabeth Fontenelli                             Sean C. Hoover
Colleen A. Foster                                Ericka T. Horan
Sheara J. Fredman                                Shin Horie                         Japan
Matthew T. Fremont-Smith                         Russell W. Horwitz
Christopher G. French                UK          James P. Houghton                    UK
David A. Friedland                               Ronald Hua                       Taiwan/USA
Richard A. Friedman                              Paul J. Huchro
Johannes P. Fritze              Germany/USA      Pierre Hudry                       France
Dino Fusco                                       Ming Yunn Stephanie Hui         UK/Hong Kong
Jacques Gabillon                   France        Irfan S. Hussain                  Pakistan
Sean J. Gallagher                                Hidehiro Imatsu                    Japan
Gonzalo R. Garcia                  Chile         Timothy J. Ingrassia
James R. Garman                      UK          William L. Jacob III
Micheal H. Garriott                              Christian W. Johnston            Australia
Francesco U. Garzarelli            Italy         Andrew J. Jonas
Matthew R. Gibson                                Adrian M. Jones                   Ireland
Jeffrey M. Gido                                  Eric S. Jordan
Gary T. Giglio                                   Roy R. Joseph                      Guyana
Michelle Gill                                    Pierre-Emmanuel Y. Juillard        France
Nick V. Giovanni                                 Andrew J. Kaiser
John L. Glover III                               Etsuko Kanayama                    Japan
Justin G. Gmelich                                Vijay M. Karnani                   India
Richard J. Gnodde              Ireland/South     Alan S. Kava
                                   Africa        Kevin G. Kelly
Cyril J. Goddeeris                 Canada        Christopher Keogh
Jeffrey B. Goldenberg                            Tammy A. Kiely
Alexander S. Golten                  UK          John J. Kim



                                    ITEM 6                                           ITEM 6
           ITEM 1                Citizenship                ITEM 1                Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Robert C. King, Jr.                              Alison J. Mass
Hideki Kinuhata                    Japan         Robert A. Mass
Shigeki Kiritani                   Japan         Kathy M. Matsui
Marie Louise Kirk                 Denmark        Joseph S. Mauro
Maxim B. Klimov                   Ukraine        Alastair J.C. Maxwell               UK
Edward C. Knight                     UK          John J. McCabe
Michael E. Koester                               Matthew B. McClure                  UK
J. Christopher A. Kojima         Canada/USA      Dermot W. McDonogh               Ireland
Adam M. Korn                                     Charles M. McGarraugh
David J. Kostin                                  John J. McGuire, Jr.
Jorg H. Kukies                    Germany        John W. McMahon
Meena K. Lakdawala                               James A. McNamara
Eric S. Lane                                     Richard P. McNeil              Jamaica/USA
Andre Laport Ribeiro               Brazil        Sanjeev K. Mehra
Nyron Z. Latif                                   Avinash Mehrotra
Hugh J. Lawson                                   Ali S. Melli                  Saint Kitts and
Scott L. Lebovitz                                                                  Nevis
Brian J. Lee                                     Jonathan M. Meltzer
George C. Lee                                    Xavier C. Menguy                  France
Gregory P. Lee                                   Anthony J. Miller               Australia
Ronald Lee                                       David D. Miller
David A. Lehman                                  Milton R. Millman III
Tim Leissner                   Brazil/Germany    Christopher Milner                  UK
Todd W. Leland                                   Christina P. Minnis
Laurent Lellouche                  France        Kayhan Mirza                      Canada
Gregg R. Lemkau                                  Peeyush Misra                     India
Deborah R. Leone                                 Bryan P. Mix
Eugene H. Leouzon                  France        Masanori Mochida                  Japan
John R. Levene                       UK          Timothy H. Moe                   Ireland
Brian T. Levine                                  Philip J. Moffitt               Australia
Gwen R. Libstag                                  Atosa Moini                        Iran
Dirk L. Lievens                   Belgium        Joseph Montesano
Ryan D. Limaye                                   Ricardo Mora
Luca M. Lombardi                   Italy         J. Ronald Morgan III
Victor M. Lopez-Balboa                           Simon P. Morris                     UK
Kyriacos Loupis                  Cyprus/USA      Thomas C. Morrow
David B. Ludwig                                  Sharmin Mossavar-Rahmani            UK
Peter J. Lyon                                    Eric D. Muller
Paula B. Madoff                                  Takashi Murata                    Japan
John G. Madsen                                   Marc O. Nachmann
Raja Mahajan                                     Ezra Nahum                      France/USA
John A. Mahoney                                  Amol S. Naik                    India/USA
Puneet Malhi                         UK          Manikandan Natarajan              India
Raghav Maliah                      India         Jyothsna Natauri
Matthew F. Mallgrave                             Una M. Neary
John V. Mallory                                  Jeffrey P. Nedelman
Richard M. Manley                    UK          Gavin G. O'Connor
David M. Marcinek                                Fergal J. O'Driscoll             Ireland
Michael C. J. Marsh                  UK          Gregory G. Olafson                Canada



                                    ITEM 6                                           ITEM 6
           ITEM 1                Citizenship                ITEM 1                Citizenship
-----------------------------  (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------- ----------------   ----------------------------  ----------------
Brett A. Olsher                   UK/USA         Peter C. Russell
Jernej Omahen                    Slovenia        Paul M. Russo
Timothy J. O'Neill                               Colin J. Ryan                     Ireland
Lisa Opoku                                       Ankur A. Sahu                      India
Peter C. Oppenheimer                UK           Guy E. Saidenberg                  France
Gerald B. Ouderkirk III                          Pablo J. Salame
Craig W. Packer                                  Julian Salisbury                     UK
Gregory K. Palm                                  Yann Samuelides                    France
Konstantinos N. Pantazopoulos     Greece         Luke A. Sarsfield III
James R. Paradise                   UK           Susan J. Scher
Paul Gray Parker                                 Stephen M. Scherr
Francesco Pascuzzi                Italy          Clare R. Scherrer
Anthony W. Pasquariello                          Joshua S. Schiffrin
Sheila H. Patel                                  Jeffrey W. Schroeder
Nirubhan Pathmanabhan               UK           Carsten Schwarting                Germany
Jonathan Mark Penkin          UK/South Africa    Harvey M. Schwartz
David B. Philip                                  Mark Schwartz
Nicholas W. Phillips                UK           David A. Schwimmer
Richard Phillips                Australia        Stephen B. Scobie                    UK
Stephen R. Pierce                                John A. Sebastian
Hugh R. Pill                        UK           Peter A. Seccia
Michelle H. Pinggera                UK           Peter D. Selman                      UK
Kenneth A. Pontarelli                            Gaurav Seth                        India
Ellen R. Porges                                  Kunal K. Shah                        UK
Dmitri Potishko                 Australia        Konstantin A. Shakhnovich
Dina Powell                                      Heather K. Shemilt                 Canada
Gilberto Pozzi                    Italy          Michael S. Sherwood                  UK
Robert Pulford                      UK           Michael H. Siegel
Lorin P. Radtke                                  Richard L. Siewert, Jr.
John J. Rafter                   Ireland         Suhail A. Sikhtian
Sumit Rajpal                                     Jason E. Silvers
Richard N. Ramsden                  UK           Gavin Simms                          UK
Sara E. Recktenwald                              Michael L. Simpson
Andrew K. Rennie               Australia/UK      Kristin O. Smith
James H. Reynolds                 France         Marshall Smith
Sean D. Rice                                     Michael Smith                    Australia
Kate D. Richdale                    UK           Sarah E. Smith                       UK
Michael J. Richman                               David M. Solomon
Francois J. Rigou                 France         Mark R. Sorrell                      UK
Michael Rimland                                  Theodore T. Sotir
Lora J. Robertson                                Christoph W. Stanger              Austria
Elizabeth E. Robinson                            Esta E. Stecher
Scott M. Rofey                                   Laurence Stein                     South
                                                                                  Africa/USA
John F. W. Rogers                                Kevin M. Sterling
Scott A. Romanoff                                John D. Storey                   Australia
Johannes Rombouts             The Netherlands    Patrick M. Street                    UK
Michael E. Ronen              Germany/Israel     Steven H. Strongin
Simon A. Rothery                Australia        Joseph Struzziery III
Jami Rubin                                       Umesh Subramanian                  India



                                    ITEM 6                                           ITEM 6
           ITEM 1                Citizenship                ITEM 1                Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Ram K. Sundaram                    India         Matthew P. Verrochi
Damian E. Sutcliffe                UK/USA        Jeffrey L. Verschleiser
Robert J. Sweeney                                Robin A. Vince                    UK/USA
Michael S. Swell                                 Andrea A. Vittorelli              Italy
Michael J. Swenson                               Alejandro Vollbrechthausen        Mexico
Joseph D. Swift                                  John E. Waldron
Gene T. Sykes                                    Paul Walker
Harit Talwar                                     Alasdair J. Warren                  UK
Megan M. Taylor                                  Simon R. Watson                     UK
Teresa Teague                                    Toby C. Watson                      UK
Thomas D. Teles                                  Martin M. Werner                  Mexico
Pawan Tewari                                     Owen O. West
Ryan J. Thall                                    Matthew Westerman                   UK
Ben W. Thorpe                        UK          Ronnie A. Wexler
Oliver Thym                       Germany        Elisha Wiesel
Joseph K. Todd                                   David D. Wildermuth
Klaus B. Toft                     Denmark        John S. Willian
Hiroyuki Tomokiyo                  Japan         Andrew F. Wilson               New Zealand
Thomas Tormey                                    Steve Windsor                       UK
Frederick Towfigh                                Andrew E. Wolff
Donald J. Truesdale                              Kent J. Wosepka
Kenro Tsutsumi                     Japan         Denise A. Wyllie                    UK
Richard J. Tufft                     UK          Yoshihiko Yano                    Japan
Eiji Ueda                          Japan         Shinichi Yokote                   Japan
Toshihiko Umetani                  Japan         W. Thomas York, Jr.
Mark A. Van Wyk                                  Wassim G. Younan                Lebanon/UK
Jonathan R. Vanica                               Paul M. Young
Ashok Varadhan                                   Paolo Zannoni                     Italy
John J. Vaske                                    Xiaoyin Zhang                 China/Hong Kong
Christoph Vedral                  Germany        Xing Zhang                        China
Andrea Vella                       Italy         Han Song Zhu                      China
Philip J. Venables                 UK/USA        Adam J. Zotkow
Rajesh Venkataramani
Simone Verri                       Italy

Reporting Entities

               ITEM 1                                         ITEM 6              Name of Establishing
           Name of Entity              Type of Entity  Place of Organization         Covered Person
-------------------------------------  --------------  ---------------------  -----------------------------
Campbell-Breeden 2004 Settlement           Trust                UK             Richard M. Campbell-Breeden
Drayton 2004 Settlement                    Trust                UK                    Karen R. Cook
French 2004 Settlement                     Trust                UK                Christopher G. French
RJG Holding Company                     Corporation       Cayman Islands            Richard J. Gnodde
Sherwood 2004 Settlement                   Trust                UK                 Michael S. Sherwood
Westerman 2004 Settlement                  Trust                UK                  Matthew Westerman

         This Amendment No. 90 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 90 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has increased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  Security and Issuer

         This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2.  Identity and Background

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 15, 2015 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

         Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

         Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

         (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  Purpose of Transactions

         The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  Interest in Securities of the Issuer

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

         (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding November 27, 2015.

         (d), (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

         The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

         The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

         Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). Effective January 15, 2015 (the "Effective Date"), in connection with GS Inc.'s implementation of stock ownership guidelines (the "Guidelines") for its senior executive officers, the transfer restrictions in the Shareholders' Agreement applicable to certain senior officers designated by the Shareholders' Committee (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions") were amended to require such officers to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 50% of the increase (or, if such Covered Person is then the chief executive officer of GS Inc., 75% of the increase) in Covered Shares received by or delivered to such Covered Person following the Effective Date. The prior Special Transfer Restrictions, which required each senior officer to retain 75% of his or her Covered Shares, will continue to apply to deliveries made prior to the Effective Date. The Guidelines require that the Corporation's chief executive officer hold shares of common stock equal to 10 times his or her base salary and each other senior executive officer hold shares of common stock equal to 6 times his or her base salary. The same shares may be used to satisfy the Guidelines, the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

         For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

         The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 7,581,243 shares of Common Stock are subject to the Transfer Restrictions as of November 27, 2015.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Harvey M. Schwartz are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

         Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

         In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

         Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

Material to be Filed as Exhibits

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).

                                                                        ANNEX A

   INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                              REPORTING ENTITIES.

                                                                 Convictions or      Beneficial
                                                                 Violations of    Ownership of the
                                                                Federal or State   Common Stock of
                                                  Present       Laws within the      The Goldman
   Name     Citizenship   Business Address       Employment     Last Five Years   Sachs Group, Inc.
   ----     ----------- -------------------- ------------------ ----------------  -----------------
Steven M.       USA     200 West Street      Managing Director,       None        Less than 1% of
Bunson                  New York, NY         The Goldman                          the outstanding
                        10282                Sachs Group, Inc.                    shares of Common
                                                                                  Stock.

Michael H.      UK      26 New Street,       Partner,                 None        None
Richardson              St. Helier, Jersey,  Bedell Cristin
                        JE4 3RA

Anthony J.      UK      26 New Street,       Partner,                 None        None
Dessain                 St. Helier, Jersey,  Bedell Cristin
                        JE4 3RA

                                                                        ANNEX B

ITEMS 2(D)
   AND 2(E).  INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                        ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

None.

                                                                        ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 7,921,878 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. In addition, on or around January 26, 2016, 7,482,465 shares of Common Stock will be delivered pursuant to the terms of an equal number of restricted stock units.

The share amounts given above include the gross number of shares of Common Stock underlying these options and restricted stock units, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of November 27, 2015. Upon exercise of stock options or delivery of the shares pursuant to the terms of the restricted stock units, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                                Price Per Share
Covered Person                   Trade Date    Number of Shares     (in $)
--------------                ---------------- ---------------- ---------------
Donald J. Casturo             October 16, 2015            1,000        185.0000
Julie A. Harris*              October 16, 2015              673        185.5000
Gregg R. Lemkau               October 16, 2015              902        184.0301
Dina Powell                   October 16, 2015                1        185.8400
Michael Smith                 October 16, 2015            1,000        186.0000
Philippe L. Camu              October 19, 2015            1,254        183.4800
Michael D. Daffey             October 19, 2015            8,000        185.4224
Michael C. J. Marsh           October 19, 2015              600        183.4800
John J. McCabe                October 19, 2015              200        184.5400
John J. McCabe                October 19, 2015              500        185.1000
Atosa Moini                   October 19, 2015              500        186.0000
David M. Solomon              October 19, 2015            2,700        185.6311
Edouard Hervey                October 20, 2015            7,225        184.9402
Harit Talwar                  October 21, 2015               25        183.5900
Karen R. Cook                 October 26, 2015           13,000        187.6171
Richard N. Cormack            October 26, 2015            2,225        187.0517
Isabelle Ealet                October 26, 2015            1,000        187.5280
John J. McCabe                October 26, 2015              500        187.3060
John J. McCabe                October 26, 2015            1,000        187.3850
John J. McCabe                October 26, 2015            1,000        187.4713
Atosa Moini                   October 26, 2015              500        188.0000
Isabelle Ealet                October 28, 2015            2,000        187.0000
Isabelle Ealet                October 28, 2015            2,000        187.9790
Isabelle Ealet                October 28, 2015            2,000        189.0000
Charalampos Eliades           October 28, 2015              168        190.5500
Charalampos Eliades           October 28, 2015            1,129        190.6601
Alexander S. Golten           October 28, 2015              500        190.0000
Christopher Keogh             October 28, 2015              228        188.7500
Atosa Moini                   October 28, 2015              500        190.0000
Michael Smith                 October 28, 2015              350        186.9400
Isabelle Ealet                October 29, 2015            2,000        191.0000
David A. Fishman              October 29, 2015              700        190.3100
David M. Solomon              October 29, 2015            2,630        190.0732
David M. Solomon*             October 29, 2015            1,050        190.0732
Christopher G. French         November 2, 2015            1,754        190.0000
Alison J. Mass*               November 2, 2015            5,995        188.4992
Ram K. Sundaram*              November 3, 2015            2,500        191.4355
David D. Wildermuth           November 3, 2015              500        190.4620
Isabelle Ealet                November 4, 2015            2,000        192.0000
George C. Lee II*             November 4, 2015            2,300        191.5249
George C. Lee II*             November 5, 2015              121        192.3500
Richard M. Manley             November 4, 2015            1,000        190.6250

                                                                Price Per Share
Covered Person                  Trade Date     Number of Shares     (in $)
--------------               ----------------- ---------------- ---------------
Jernej Omahen                November 5, 2015               304        191.0500
Jernej Omahen                November 5, 2015               499        191.0600
Ram K. Sundaram*             November 5, 2015             2,500        191.9454
Philippe L. Camu             November 6, 2015             2,400        198.1651
Isabelle Ealet               November 6, 2015             2,000        196.0900
Isabelle Ealet               November 6, 2015             2,000        198.4601
Isabelle Ealet               November 6, 2015             1,000        199.0000
Atosa Moini                  November 6, 2015               213        196.0900
David B. Philip              November 6, 2015             2,750        198.5185
Simon R. Watson              November 6, 2015               691        197.9500
Andrew E. Wolff              November 6, 2015             1,000        197.9620
Fadi Abuali*                 November 9, 2015               500        197.5660
Fadi Abuali*                 November 9, 2015               500        199.0400
Christopher A. Cole          November 9, 2015             1,059        199.0400
Christopher A. Cole*         November 9, 2015             4,940        199.0400
Kathleen G. Elsesser         November 9, 2015               593        196.8969
Jeffrey B. Goldenberg        November 9, 2015             1,000        199.0400
Scott M. Rofey               November 9, 2015               750        196.9413
Stephanie E. Cohen           November 10, 2015              866        196.2051
Mark F. Dehnert*             November 11, 2015           23,250        197.5845
Kathleen G. Elsesser         November 11, 2015              693        197.4302
Isabelle Ealet               November 17, 2015            1,000        192.0163
Isabelle Ealet               November 18, 2015            1,289        192.7796
Isabelle Ealet               November 18, 2015              711        192.8034
Laurent Lellouche            November 18, 2015            2,493        192.5000
John J. Vaske                November 18, 2015            5,000        192.3196
Tavis Cannell                November 19, 2015              500        192.3400
Isabelle Ealet               November 19, 2015            2,360        193.0000
Deborah R. Leone             November 19, 2015            4,180        193.1851
David M. Marcinek            November 19, 2015            2,578        193.2258
Julian Salisbury             November 19, 2015            7,771        193.1751
John J. Vaske                November 19, 2015            2,500        193.6646
Richard A. Friedman*         November 23, 2015           60,000        189.3499
Benjamin W. Ferguson         November 24, 2015              310        187.7300
Paul R. Aaron                November 25, 2015              800        188.8669
Fadi Abuali*                 November 25, 2015              314        188.6500
Fadi Abuali*                 November 25, 2015              100        189.1400
Charles F. Adams*            November 25, 2015              525        189.3319
John J. McCabe               November 25, 2015              374        189.1127
Joseph D. Swift              November 25, 2015            2,249        189.1638
Kathleen G. Elsesser         November 27, 2015            1,250        191.0000
Laurent Lellouche            November 27, 2015            4,306        190.5470
Eugene H. Leouzon            November 27, 2015            1,500        190.9427
John J. McCabe               November 27, 2015            1,000        190.7480
Peter C. Oppenheimer         November 27, 2015            1,000        189.3105
Frederick Towfigh            November 27, 2015            1,134        190.1784
Yoshihiko Yano               November 27, 2015            2,911        189.1600

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                                Price Per Share
Covered Person                  Trade Date     Number of Shares     (in $)
--------------               ----------------- ---------------- ---------------
Fadi Abuali*                 November 24, 2015              207        188.2831

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Person:

                                                                 Acquisition or
Covered Person                  Transfer Date   Number of Shares  Disposition
--------------                ----------------- ---------------- --------------
David M. Marcinek             October 20, 2015               163    Disposition
E. Gerald Corrigan            October 22, 2015             2,059    Disposition
E. Gerald Corrigan*           October 22, 2015             2,059    Disposition
Anthony H. Carpet             November 6, 2015               300    Disposition
Timothy J. Ingrassia          November 6, 2015                53    Disposition
Timothy J. Ingrassia          November 9, 2015                25    Disposition
Una M. Neary                  November 17, 2015              131    Disposition
Anthony H. Carpet             November 20, 2015              300    Disposition
Anthony H. Carpet             November 25, 2015              300    Disposition
Thomas W. Cornacchia          November 25, 2015            5,200    Disposition

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares withheld by the Company to satisfy the exercise price and, in certain cases, applicable taxes, and the indicated number of underlying shares sold through Fidelity Brokerage Services LLC for cash on the New York Stock Exchange:

                                         Number  Strike  Number                Number
                                           of    Price  of Shares Sales Price of Shares
Covered Person         Date of Exercise  Options (in $) Withheld    (in $)      Sold
--------------         ----------------- ------- ------ --------- ----------- ---------
Hidehiro Imatsu        October 21, 2015    1,799  78.78       976    185.5100       823
Elizabeth E. Robinson  November 3, 2015   13,367  78.78     9,915    189.6800     3,452
Hidehiro Imatsu        November 4, 2015   10,000  78.78     5,330    190.6900     4,670
Christopher A. Cole    November 10, 2015   5,000  78.78     3,549    196.7600     1,451
Kathleen G. Elsesser   November 10, 2015   4,900  78.78     3,602    196.7600     1,298
Hidehiro Imatsu        November 10, 2015  50,000  78.78    26,142    196.7600    23,858
Gregg R. Lemkau        November 10, 2015   1,617  78.78     1,131    196.7600       486
Kathleen G. Elsesser   November 12, 2015   5,719  78.78     4,201    197.3900     1,518
Hidehiro Imatsu        November 13, 2015       8  78.78         5    192.7700         3
Hidehiro Imatsu        November 13, 2015  29,992  78.78    15,879    192.7700    14,113
Hidehiro Imatsu        November 17, 2015  20,000  78.78    10,610    192.1600     9,390
Isabelle Ealet         November 20, 2015  20,000  78.78    13,727    193.0300     6,273
Lloyd C. Blankfein     November 23, 2015   1,750 131.64         0    189.9855     1,750
Gary D. Cohn           November 23, 2015  13,097 131.64         0    189.9855    13,097
Gregory K. Palm        November 23, 2015  10,368 131.64         0    189.9855    10,368
David M. Solomon       November 23, 2015  16,500 131.64         0    189.9855    16,500
Lloyd C. Blankfein     November 24, 2015   1,750 131.64         0    188.3416     1,750
Gary D. Cohn           November 24, 2015  13,097 131.64         0    188.3416    13,097
Isabelle Ealet         November 24, 2015  20,000  78.78    13,814    189.1900     6,186
Gregory K. Palm        November 24, 2015  10,368 131.64         0    188.3416    10,368

                                        Number  Strike  Number                Number
                                          of    Price  of Shares Sales Price of Shares
Covered Person        Date of Exercise  Options (in $) Withheld    (in $)      Sold
--------------        ----------------- ------- ------ --------- ----------- ---------
David M. Solomon      November 24, 2015  16,500 131.64         0    188.3416    16,500
Lloyd C. Blankfein    November 25, 2015   1,750 131.64         0    189.1200     1,750
Gary D. Cohn          November 25, 2015  13,096 131.64         0    189.1200    13,096
Isabelle Ealet        November 25, 2015  30,000  78.78    20,740    188.6700     9,260
Benjamin W. Ferguson  November 25, 2015   4,442  78.78     1,855    188.6700     2,587
Benjamin W. Ferguson  November 25, 2015  11,568  78.78     4,831    188.6700     6,737
Gregory K. Palm       November 25, 2015  10,367 131.64         0    189.1200    10,367
David M. Solomon      November 25, 2015  16,500 131.64         0    189.1200    16,500
Shinichi Yokote       November 25, 2015   1,700  78.78     1,165    188.6700       535
Paul R. Aaron         November 27, 2015   2,236  78.78     1,660    189.1500       576
Isabelle Ealet        November 27, 2015  10,000  78.78     6,908    189.1500     3,092
Hidehiro Imatsu       November 27, 2015  50,000  78.78    26,783    189.1500    23,217

                                                                        ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares. The following sets forth the terms of options that were in place on November 27, 2015:

                                                        Strike
                               Instrument and Number of Price
       Covered Person             Position     Shares   (in $)  Maturity Date
       --------------          -------------- --------- ------ ----------------
Gregory A. Agran                Call Written     18,700    200 January 15, 2016
Michael J. Carr                 Call Written     10,000    205 January 15, 2016
Michael J. Carr *               Call Written      4,000    205 January 15, 2016
Mark F. Dehnert                 Call Written     34,200    220 January 20, 2017
Michelle Gill                   Call Written      3,000    200 January 15, 2016
Michelle Gill                   Call Written     10,000    205 January 15, 2016
Michael L. Hensch               Call Written      7,700    195 January 15, 2016
Todd Hohman                     Call Written     16,600    215 January 15, 2016
Ming Yunn Stephanie Hui *       Call Written      4,800    220 January 15, 2016
Ming Yunn Stephanie Hui *       Call Written      5,000    200   April 15, 2016
Luca M. Lombardi                Call Written      1,700    195 January 15, 2016
Avinash Mehrotra                Call Written      3,000    200 January 15, 2016
Avinash Mehrotra                Call Written      3,000    205 January 15, 2016
Peeyush Misra                   Call Written        600    200 January 15, 2016
Simon P. Morris                 Call Written     60,000    210 January 15, 2016
Kenneth A. Pontarelli           Call Written      5,000    190 January 15, 2016
Kenneth A. Pontarelli           Call Written      5,000    200   April 15, 2016
Scott A. Romanoff               Call Written      3,200    180 January 15, 2016
Kristin O. Smith                Call Written      1,000    205 January 15, 2016
Kristin O. Smith                Call Written        900    205   April 15, 2016
Andrea Vella                    Call Written     50,000    215 January 15, 2016
Martin M. Werner *              Call Written     10,000    215 January 15, 2016
Martin M. Werner *              Call Written     10,000    225   April 15, 2016

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2015

                                          By:     /s/ Beverly L. O'Toole
                                                  -----------------------------
                                          Name:   Beverly L. O'Toole
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).